Exhibit 99.12

CONSENT OF P. O’HARA

The undersigned hereby consents to the references to, and the information derived from, the report titled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Saskatchewan, Canada”, dated effective November 5, 2018 and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F of NexGen Energy Ltd. being filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2018.

/s/ Paul O’Hara

By:	Paul O’Hara

Mineral Process Engineer

Wood Canada Limited

Dated: March 4, 2019